U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                   General Form for Registration of Securities
                            Of Small Business Issuers
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                          AMERICAN VENTURE GROUP, INC.
                         (Name of Small Business Issuer)

                                    Delaware
         (State or other Jurisdiction of Incorporation or Organization)

                                   52-2146781
                     I.R.S. Employer Identification Number

               2049 Century Park E., #3760, Los Angeles, CA 90067
          (Address of Principal Executive Offices including zip code)

                                  310/788-2634
                           (Issuer's Telephone Number)

        Securities to be registered Under Section 12(b) of the Act: None


          Securities to be registered Under Section 12(g) of the Act:
                         Common Stock, $.0001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1.   BUSINESS

         AMERICAN VENTURE GROUP, INC. (the "Company "), was incorporated on January 29 1998 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.

         The Company will attempt to locate and negotiate with a business entity for the merger of that target company into the Company. In certain instances, a target company may wish to become a subsidiary of the Company or may wish to contribute assets to the company rather than merge. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

         The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS:

         There are certain perceived benefits to being a reporting company with a class of publicly traded securities. These are commonly thought to include the following:

         the ability to use registered securities to make acquisitions of assets or businesses;

         increased visibility in the financial community;

         the facilitation of borrowing from financial institutions;

         improved trading efficiency;

         shareholder liquidity;

         greater ease in subsequently raising capital;

         compensation of key employees through stock options;

         enhanced corporate image;

         a presence in the United States capital market.

POTENTIAL TARGET COMPANIES:

         A business entity, if any, which may be interested in a business combination with the Company may include the following:

         a company for which a primary purpose of becoming public is the use of is securities for the acquisition of assets or businesses;

         a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         a foreign company which may wish an initial entry into the United States securities market;

         a special situation company, such as, a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

         a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and Board of Directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as top the nature of the target company.

         The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many States have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS:

         The Company's business is subject to numerous risk factors, including the following:

         NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS; The Company has had no operating history nor any revenue or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

         SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS; The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

         SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS; The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-
-NO STANDARDS FOR BUSINESS COMBINATION; The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

         CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY; While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the company's business and its likelihood of continuing operations.

         CONFLICTS OF INTEREST--GENERAL; The Company's officers and Directors participates in other business ventures which may compete directly with the Company. Additional conflicts or interest and non-arms-length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--CONFLICTS OF INTEREST".

         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION; Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION; The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the company will be successful in completing any such business combination.

         LACK OF DIVERSIFICATION; The Company's proposed operations, even if successful, will in all likelihood result in the company engaging in a business combination with only one business entity. Consequently, the company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the company to economic fluctuations within a particular business or industry and therefore increase the risks associated with Company's operations.

         REGULATION UNDER INVESTMENT COMPANY ACT; Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

         PROBABLE CHANGE IN CONTROL AND MANAGEMENT; A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present Officer and Director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

         REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION; The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

         TAXATION; Federal and State tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various Federal and State tax provisions. The Company intends to structure any business combination so as to minimize the Federal and State tax consequences to both the company and the target company, however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both Federal and State taxes, which may have an adverse effect on both parties to the transaction.

         REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY BUSINESS OPPORTUNITIES; Management of the Company will request that any potential business opportunity provide audited financial statements. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to obtain certain assurances as to the target company's assets, liabilities, revenues and expenses prior to consummating a business combination, with further assurances that an audited financial statement would be provided after closing of such a transaction. Closing documents relative thereto may include representations that the audited financial statements will not materially differ from the representations included in such closing documents.

ITEM 2.   PLAN OF OPERATION

         The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisition in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's Officers and Directors nor any affiliate has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

         Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar person, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

         The Company has no full-time employees. The Company's President and Treasurer have agreed to allocate a portion of his time to the activities of the Company, without compensation. The President and Treasurer anticipates that the business plan of the Company can be implemented by his devoting no more than ten
(10) hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

         Management is not currently involved with formation of other blank check companies, but anticipates future involvement in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or by lot. However, other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or choice by lot. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--CURRENT BLANK CHECK COMPANIES".

         The Certificate of Incorporation of the Company provides that the company may indemnify Officers and/or Directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.


GENERAL BUSINESS PLAN:

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one (1) potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various business or acquire existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the Officer and Directors of the Company, who are not professional business analysts. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

         The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

         The Company will not restrict its search for any specific kind of business entity, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Management of the company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

         Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.


ACQUISITION OF OPPORTUNITIES:

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's Officers and Directors will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable Federal and State securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not register any additional securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code if 1986, as amended (the "Code").

         With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

         The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within sixty (60) days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

         Frederic Cohn and Dr. Alan V. Phan, principal shareholders of the Company, has agreed that they will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquired or merged with agree to repay all or a portion of such advances. There is no minimum or maximum amount they will advance the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management or their affiliates or associates.

         The Board of Directors has passed a resolution which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's Officer, Director and Shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION:

         The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.


ITEM 3.   DESCRIPTION OF PROPERTY


         The Company has no properties and, at this time, has no agreements to acquire any properties. The Company currently uses the offices of Frederic Cohn at no cost to the Company. Frederic Cohn has agreed to continue this arrangement until the Company completes an acquisition or merger.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of February 16, 1999, each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's common stock, all Directors individually, and all Directors and Officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown;

Name & Address                     Amount of Beneficial     Percentage
of Beneficial Owner                Ownership                of Class
--------------------------------   --------------------     ----------

Frederic Cohn.(1)                  2,000,000                40%
1424 Fourth St., #225
Santa Monica, CA 90401

Alan V. Phan (2)                   3,000,000                60%
100 Atlantic Ave. #511
Long Beach, CA 90802

All Executive Officers and
Directors as a group (2 persons)   5,000,000                100%

(1) Mr. Cohn is considered the beneficial owner of the shares of common stock of the Company issued to Frederic Cohn

(2) Mr Phan is Chairman and Chief Executive Officer of The Hartcourt Companies, Inc., a fully reporting company listed on NASDAQ-OTC trading as HRCT and is the Beneficial owner of the shares of common stock of the company issued to him.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The Company has two (2) Directors and Officers as follows:

          Name               Age      Positions and Offices Held
          ---------------    ---      ----------------------------------

          Frederic Cohn      63       President, Secretary and Director
          Alan V. Phan       54       Chairman, Treasurer and Director

         There are no agreements or understandings for the Officer or Director to resign at the request of another person and the above named officer and director is not acting on behalf of nor will act at the direction of any other person.

         Set forth below is the name of the Director and Officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five (5) years;

         Alan V. Phan received his academic training and degrees at Pennsylvania StateUniversity (PhD-Management), his Master of Science degree from Sussex College of Technology, and his Bachelor of Science in Environmental Engineering at Pennsylvania State University and has had over 30 years of experience in business management. Dr. Phan is currently Chairman of the Board and Chief Executive Officer of The Hartcourt Companies, Inc. (NASDAQ-OTB-BB) and its predecessor private company functioning in this capacity since 1994

         Frederic Cohn, received a Bachelor of Science in Commerce and Finance in 1956 from Wilkes University, a Bachelor of laws from New York Law School in 1963. Since 1994, he has served as Chairman & Chief Executive Officer of Diatec Recycling Technologies (USA) Inc., a development company involved in the recycling of used disposable diapers with no commercial activities to date and at the same time has functioned as Secretary and Board member of The Hartcourt Companies since 1994. With over thirty years of business experience and management, Mr. Cohn was a successful entrepreneur, owning and operating medium-sized companies in the fields of transportation, entertainment and manufacturing.

PREVIOUS BLANK CHECK COMPANIES:

         There have been three other filings made; for AVIAN CORP., for AMG VENTURE CAPITAL GROUP, INC. and APOLLO VENTURE GROUP, INC. none of which have as yet been approved.

CURRENT BLANK CHECK COMPANIES:

         There are none at present as yet approved (see above paragraph) although Mr. Cohn anticipates being involved with additional blank check companies filed under the Securities Act or under the Exchange Act.

RECENT TRANSACTION BY BLANK CHECK COMPANIES:

         There are no recent transactions by blank check companies.

CONFLICTS OF INTEREST:

         The Company's Officers and Directors have not organized but do expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofaras, the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar, such opportunities may relate to the Company's proposed business operations.

         A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. it is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies, or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation or choice by lot. Mr. Cohn and Dr. Phan will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to both officers..

         Mr. Cohn is an officer /director of The Hartcourt Companies, Inc.(NASDAQ-OTC-BB)and Diatec Recycling Technologies(USA) Inc, a private company. Dr. Phan is Chairman of the Board and Chief Executive Officer of the Hartcourt Companies, Inc. (NASDAQ-OTC-BB). As such, demands may be placed on the time of both which will detract from the amount of time he is able to devote to the Company. Each intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that either would not attend to other matters prior to those of the Company. Mr. Cohn projects that initially up to ten (10) hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of and negotiation and consummation with a target company are conducted.

         Dr. Phan is Chairman of the Board and Chief Executive Officer of The Hartcourt Companies, Inc. (NASDAQ-OTC) and as such, demands may be placed on his time which will detract from the amount of time he is able to devote to the Company as Director. Dr. Phan projects that initially up to 10 hours per month of his time may be spent located a target company which amount of time would increase when the analysis of and negotiation and consummation with a target company are conducted.

         Mr. Cohn owns 2,000,000 shares of common stock of the Company. No other securities or rights to securities of the Company will be issued to management, promoters, their affiliates or associates prior to the completion of a business combination. At the time of a business combination management expects that some or all of the shares of common stock owned by Frederic Cohn, and the shares of common stock owned by Dr. Alan V. Phan will be purchased by the target company. Mr. Cohn and Dr. Phan would directly benefit form such employment or payment. Such benefits may influence their choice of a target company. The amount of common stock sold or continued to be owned by Frederic Cohn or Dr. Alan V. Phan cannot be determined at this time.

         The terms of business combination may include such terms as one or both of the shareholders remaining a Director or Officer of the Company . The terms of a business combination may provide for a payment by cash or otherwise to Frederic Cohn and/or Alan V. Phan for the purchase of all or part of their common stock of the Company by a target company. Either one or both shareholders would directly benefit from such employment or payment. Such benefits may influence their choice of a target company.

         The Company may agree to pay finder's fees as appropriate and allowed to unaffiliated person who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management, promoters of the Company, any of their associates or affiliates. No loans of any type have or will be made to management, promoters of the Company, any of their associates or affiliates.

         The Company's Officers and Directors its promoter and their affiliates or associates have not had any negotiations with and there are no present arrangements to understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

         The Company will not enter into a business combination or acquire any assets of any kind for its securities, in which management or promoters of the Company or any affiliates or associates have any interest, direct or indirect.

         Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates;

             Any lending by the Company to such persons;

         The issuance of any additional securities to such persons prior to a business combination;

             The entering into any business combination or acquisition of assets in which such person have any interest, direct or indirect; or

             The payment of any finder's fees to such person.

         These policies have been adopted by the Board of Directors of the company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940:

         Although the Company will be subject to regulation under the Securities Act of 1933, and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.


ITEM 6.   EXECUTIVE COMPENSATION


         The Company's Officers and Directors dos not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company.

         The Officers and Directors of the Company will not receive any finder's fee either directly or indirectly as a result of his efforts to implement the Company's business plan outlined herein. However, the Officers and Directors of the Company anticipates receiving benefits as a beneficial shareholders of the Company. See ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has issued a total of 5,000,000 shares of common stock to the following persons for a total of $500 in cash;

     Name                Number of Total Shares   Consideration
     --------------      ----------------------   -------------

     Frederic Cohn       2,000,000                $200

     Alan V. Phan        3,000,000                $300

         The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange commission and many States have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition resulting in the Company no longer being classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management who will not release the certificates except in connection with or following the completion of a merger or acquisition.

ITEM 8.   DESCRIPTION OF SECURITIES

         The  authorized  capital stock of the Company  consists of  100,000,000 shares of common stock, par value $.0001 per share. Further authorized are 20,000,000 preferred shares, par value $.0001 per shareThe following statements relating to the capital stock set forth the material terms of the Company's securities. However, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to the Certificate of Incorporation and the By-Laws, copies of which are filed as Exhibits to this registration statement.

COMMON STOCK:

         Holders of shares of common stock are entitled to one vote for each share on all maters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time-to-time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK:

         The Company's Certificate of Incorporation as amended authorizes the issuance of 20,000,000 shares of preferred stock, $.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and by filing a certificate pursuant to the applicable law of Delaware to establish from time-to-time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation right. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock not adopt any series, preferences or other classification of preferred stock.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present, intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

DIVIDENDS:

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial condition. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

GLOSSARY:

"Blank Check"     Company As defined in Section 7(b)(3) of the Securities Act, a
                  "blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51- 1 of the Exchange Act.

The "Company"     AMERICAN VENTURE GROUP,  INC. , the company whose common stock is the subject of this registration statement.

"Exchange Act"    The Securities Exchange Act of 1934, as amended.

"Penny Stock"     Security  As defined  in Rule  3a51-1 of the  Exchange  Act, a
                  "penny stock " security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities
                  Act) (v) that is registered on a National  Securities Exchange
                  (vi) that is  authorized  for  quotation  on the Nasdaq  Stock
                  Market, unless other provisions of Rule 3a51-1 are not satisfied or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000 if in continuous operation for more than three (3) years or $5,000,000 if in operation for less than three (3) years, or (b) average revenue of at least $6,000,000 for the last three years.

"Securities Act"  The Securities Act of 1933, as amended.

"Small Business
 Issuer" As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (I) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer
                  (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

                                     PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         (A) MARKET PRICE; There is no trading market for the Company's common stock at present and there has been no trading market to-date. There is no assurance that a trading market will ever develop or, if such a market does develop that it will continue.

         The Securities and Exchange Commission has adopted rule 15g-9 which establishes the definition of a "penny Stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (1) that a broker or a dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person, and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver prior to any transaction in a penny stock a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer, and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets for $4,000,000 or market capitalization of $50,000,000 or net income for two (2) of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one (1) year or, if less than one year $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchange. The Company may apply for listing on the NASD OTC Bulletin Board, or may offer its securities in what are commonly referred to as the "pin sheets" of the National Quotation Bureau, Inc.. to qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer known as the market maker, willing to list bid or sale quotation and to sponsor the company for listing on the Bulletin Board.

         If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities.

         (B) HOLDERS; There are two (2) holders of the Company's common stock. On February 19, 1999, the Company issued 5,000,000 of its common shares to these shareholders for cash at $.0001 per share for a total price of $500. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933, and Rules 506 and 701 promulgated thereunder.

         (C) DIVIDENDS; The company has not paid any dividends to-date, and has no plans to do so in the immediate future.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         During the past three (3) years the Company has sold securities which were not registered as follows:

Date                Name                Number of Shares    Consideration
-------------       ----------------    ----------------    -------------

Feb. 19, 1999       Frederic Cohn(1)    2,000,000           $200

Feb. 19, 1999       Alan V. Phan(2)     3,000,000           $300

         (1)  Mr.  Cohn.,an  individual  is  therefore   considered  to  be  the
beneficial owner of the common stock of the Company issued to Aladdin Associates, Inc.. With respect to the sales made to Frederic Cohn the company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

         (2) Dr. Phan is an individual and is therefore considered to be the beneficial owner of the common stock of the Company issued to Alan V. Phan. With respect to the sales made to Alan V. Phan, the Company relied upon Section 3(b) of the Securities Act of 1933, as amended and Rule 701 promulgated thereunder.

         The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation of the Law of the State of Delaware provides that a Delaware Corporation has the power under specified circumstances, to indemnify its directors, officers, employees and agents against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-Laws of the company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

         The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (1) for any breach of the director's duty or loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 9relating to liability for unauthorized acquisitions or redemption's of, or dividend on capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the Director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

      INSOFAR INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

FINANCIAL STATEMENTS:

         Attached are audited financial statements for the Company for the period ended February 22, 1999. The following financial statements are attached to this report and filed as a part thereof;

                  Table of Contents - Financial Statements;

                  Independent Auditors' Report;

                  Balance Sheet as of February 22, 1999

                  Notes to Balance Sheet as of February 22, 1999

                          INDEX TO FINANCIAL STATEMENTS
                          AMERICAN VENTURE GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS

                  Independent Auditors' Report .............................F-1

                  Balance Sheet as of February 22, 1999 ....................F-2
                  Notes to Balance Sheet as of February 22, 1999 ......F-3, F-4

                          INDEPENDENT AUDITORS' REPORT

         To the Board of Directors of AMERICAN VENTURE GROUP, INC. (A Development Stage Company)


         We have audited the accompanying balance sheet of AMERICAN VENTURE GROUP, INC. (a development stage company) as of February 22, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, or a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the balance sheet referred to above presents fairly in all material respects, the financial position of AMERICAN VENTURE GROUP, INC. (a development stage company) as of February 22, 1999, in conformity with generally accepted accounting principles.

                                        WEINBERG & COMPANY, P.A.


         Boca Raton, Florida
         February 22, 1999

                          AMERICAN VENTURE GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF FEBRUARY 22, 1999

                                                      ASSETS


          Cash                                        $        500

               TOTAL ASSETS                           $        500

                      LIABILITIES AND STOCKHOLDERS' EQUITY

          LIABILITIES                                 $

STOCKHOLDERS' EQUITY

Preferred Stock, $.0001 par value, 20 million shares
   authorized, zero issued and outstanding
Common stock, $.0001 par value, 100 million
   shares authorized 5,000,000 issued and
   outstanding                                        500

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $        500

                     See accompanying notes to balance sheet

                          AMERICAN VENTURE GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF FEBRUARY 22, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization and Business Operations

         AVIAN, CORP. (a development stage company) (the "Company") was incorporated in Delaware on January 29, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At Feb. 22, 1999, the Company had not yet commenced any formal business operations, and all activity to-date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

         The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

         Use of Estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  2 - STOCKHOLDERS' EQUITY

         Preferred Stock

         The company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time-to-time by the Board of Directors.

         Common Stock

         The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par value. The Company issued 2,000,000 and 3,000,000 shares to Frederic Cohn and Dr. Alan Phan , respectively.

NOTE 3 - RELATED PARTIES

         Frederic Cohn is an individual as well as shareholder(not exceeding 5%), office/director of The Hartcourt Companies, Inc., (NASDAQ-OTC-BB) Dr. Alan Phan is a significant shareholder, Chairman of the Board and Chief Operating Officer of The Hartcourt Companies, Inc., (NASDAQ-OTC-BB)

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

         EXHIBIT NUMBER            DESCRIPTION

         (2)                       Articles of Incorporation and By-Laws
            2.1**                       Certificates of Incorporation
            2.2**                       By-Laws

         (3)                       Instruments Defining the Rights of Holders
            3.1                         Lock-up Agreement with Frederic Cohn
            3.2                         Lock-up Agreement with Alan V. Phan

         (10)(a)                   Consents - Experts
            10.1**                      Consent of Accountants

   **Filed herewith

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AMERICAN VENTURE GROUP, INC. INC.

                                        By:  /s/  Frederic Cohn
                                             ----------------------------------
                                                  Frederic Cohn,
                                                  Director, President
                                                  and Secretary

                                        By:  /s/  Alan V. Phan
                                             ----------------------------------
                                                  Alan Phan,
                                                  Director and Treasurer

                          CERTIFICATE OF INCORPORATION

                                       OF

                           AMERICAN VENTURE GROUP INC.

         FIRST: The name of the corporation is: AMERICAN VENTURE GROUP INC.

         SECOND: Its registered office in the State of Delaware is located at 25 Greystone Manor, Lewes, Delaware 19958-9776, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

         THIRD: The purpose of the corporation is to engage in any lawful activity for which corporations may be organized under the General Corporation Law of Delaware.

         FOURTH: The total number of shares of stock which the corporation is authorized to issue is 50,000,000 shares having a par value of $ 0.001 per share.

         FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the corporation.

         SIXTH: This corporation shall be perpetual unless otherwise decided by a majority of the Board of Directors.

         SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of Delaware, the board of directors is authorized to amend or repeal the bylaws.

         EIGHTH: The corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of Delaware.

         NINTH: The incorporator is Harvard Business Services, Inc., whose mailing address is 25 Greystone Manor, Lewes, DE 19958. The powers of the incorporator are to file this certificate of incorporation, approve the by-laws of the corporation and elect the initial directors.

         TENTH. To the fullest extent permitted by the Delaware General Corporation Law a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

          I, Richard H. Bell, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this 5th day of February, 1999.

Signed and Attested to by:

/s/  Richard  H.  Bell
----------------------------------
     Richard H. Bell,
     President  &  Secretary
     HARVARD BUSINESS SERVICES, INC.

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION

         AMERICAN VENTURE GROUP,INC. a corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware.

DOES HEREBY CERTIFY:

         FIRST: That at a meeting of the Board of Directors of AMERICAN VENTURE GROUP, INC. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

         RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "THE FOURTH:" so that, as amended said Article shall be and read as follows:

         FOURTH: The total number of authorized shares which the corporation is authorized to issue 100,000,000 shares of common stock having a par value of $0.0001 per share and 20,000,000 shares of preferred stock having a par value of $0.0001 per share.

         The number of authorized shares of preferred stock or of common stock may be raised by the affirmative vote of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

         All shares of common stock shall be identical and each share of common stock shall be entitled to one vote on all matters.

         The board of directors is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide by resolution or resolutions for the issuance of the shares of preferred stock in one or more series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares included in any such series, and to fix the designation, powers, preferences and rights of the shares of any such series and the qualifications, limitations or restrictions thereof.

         SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

         THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, said AMERICAN VENTURE GROUP, INC. has caused this certificate to be signed by an authorized officer, this 19THday of February, 1999

                              BY:  /s/       Frederic Cohn
                                   --------------------------------------------
                                   Name:     FREDERIC COHN
                                   Title:    President

                                     BY-LAWS
                       OF A DELAWARE GENERAL CORPORATION

               ARTICLE I - REGISTERED AGENT AND REGISTERED OFFICE

         Section 1. The registered office of the corporation in the State of Delaware shall be at 25 Greystone Manor, in the City of Lewes, County of Sussex. The registered agent in charge thereof shall be Harvard Business Services, Inc.

         Section 2. The corporation may also have offices at such other places as the Board of Directors may from time to time designate, in any State or County around the world.

                                ARTICLE II - SEAL

         Section 1. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware".

                      ARTICLE III - STOCKHOLDERS' MEETINGS

         Section 1. Meetings of stockholders may be held at any place, either within or without the State of Delaware and the USA, as may be selected from time to time by the Board of Directors.

         Section 2. Annual Meetings: The annual meeting of the stockholders shall be held on the second day of January of each year if not on a legal holiday, and if a legal holiday, then on the next secular day following at 9 o'clock a.m., when they shall elect Directors and transact such other business as may property be brought before the meeting. If the annual meeting for the election of directors is not held on the date designated, the directors shall cause the meeting to be held on another date, at their convenience.

         Section 3. Election of Directors: Elections of the Directors of the corporation need not be by written ballot, in accordance with the Delaware General Corporation Law (DGCL).

         Section 4. Special Meetings: Special meetings of the stockholders may be called at any time by the president, or the Board of Directors, or stockholders entitled to cast at least one-fifth of the votes which all stockholders are entitled to cast at the particular meeting. Upon written request of any person on persons who have duly called a special meeting, it shall be the duty of the secretary to fix the date, place and time of the meeting, to be held not more than thirty days after the receipt of the request, and to give due notice thereof to all the persons entitled to vote at the meeting.

         Business at all special meetings shall be confined to the objects stated in the call and the matters germane thereto, unless all stockholders entitled to vote are present and consent.

         Written notice of a special meeting of stockholders stating the time and place of the meeting, and the object thereof, shall be given to each stockholder entitled to vote at least 15 days prior, unless a greater period of notice is required by statute in a particular case.

         Section 5. Quorum: A majority of the outstanding shares of the corporation entitled to vote, represented in a person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than a majority of the outstanding shares entitled to vote is represented at a meeting, a majority of the shares so represented, may adjourn the meeting at anytime without further notice. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

         Section 6. Proxies: Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after one year from its date, unless the proxy provides for a longer period, as allowable by law.

         A duly executed proxy shall be irrevocable if it states that it is irrevocable power. A proxy may be irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. All proxies shall be filed with the Secretary of the meeting before being voted upon.

         Section 7. Notice of Meetings: Whenever stockholders are required or permitted to take any action at a meeting a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

         Unless otherwise provided by law, written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

         Section 8. Consent In Lieu of Meetings: Any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which maybe taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

         Section 9. List of Stockholders: The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. No share of stock of which any installment is due and unpaid shall be voted at any meeting. The list shall not be open to the examination of any stockholder, for any purpose, except as required by Delaware law. The list shall be kept either at a place within the City where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

                             ARTICLE IV - DIRECTORS

         Section 1. The business and affairs of this corporation shall be managed by its Board of Directors. The Board of Directors shall consist of 2 members, unless and until this number is changed by an amendment to this article. Each director shall be elected for a term of one year, and until his successor shall qualify or until his earlier resignation or removal.

         Section 2. Regular Meetings: Regular meetings of the Board of Directors shall be held without notice according to the schedule of the regular meetings of the Board of Directors which shall be distributed to each Board member at the first meeting each year. The regular meetings shall be held either at the registered office of the corporation, or at such other place as shall be determined by the Board. Regular meetings, in excess of the one Annual meeting (Art. III Sec. 2) shall not be required if deemed unnecessary by the Board.

         Section 3. Special Meetings: Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors on 5 days notice to all directors, either personally or by mail, courier service, E-Mail or telecopy; special meetings may be called by the President or Secretary in like manner and on like notice by written request to the Chairman of the Board of Directors.

         Section 4. Quorum: A majority of the total number of directors shall constitute a quorum of any regular or special meetings of the Directors for the transaction of business.

         Section 5. Consent of Lieu of Meeting: Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

The Board of Directors may hold its meetings, and have an office or offices anywhere in the world, within or outside of the State of Delaware.

         Section 6. Conference Telephone: Directors may participate in a meeting of the Board, of a committee of the Board or of the stockholders, by means of voice conference telephone or video conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.
Participation in this manner shall constitute presence in person at such meeting.

         Section 7. Compensation: Directors as such shall not receive any stated salary for their services, but by resolution of the Board, a fixed sum per meeting and any expenses of Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore. Section 8. Removal: A director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, in accordance with the laws of Delaware.

                              ARTICLE V - OFFICERS

         Section 1. The executive officers of the corporation shall be chosen by the Board of Directors. They shall be President, Secretary, Treasurer, one or more Vice Presidents and such other officers as the Board of Directors shall deem necessary. The Board of Directors may also choose a Chairman from among it's own members. Any number of offices may be held by the same person.

         Section 2. Salaries: Salaries of all officers and agents of the corporation shall be determined and fixed by the Board of Directors.

         Section 3. Term of Office: The officers of the corporation shall serve at the pleasure of the Board of Directors and shall hold office until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board may be removed by the Board of Directors whenever, in its judgment, the best interest of the corporation will be served thereby.

         Section 4. President: The president shall be chief executive officer of the corporation; he shall preside at all meetings of the stockholders and directors; he shall have general and active management of the business of the corporation. He shall be a member of all committees, and shall have the general power and duties of supervision and management, as defined by the Board of Directors.

         Section 5. Secretary: The Secretary shall attend all sessions of the board and all meetings of the stockholders and act as clerk thereof, and record all votes of the corporation and the minutes of all its transactions in a book to be kept for that purpose, and shall perform like duties.

For all the committees of the Board of Directors when required. He shall give, or cause to be given, notice of all meetings of the stockholders and of the Board of Directors, and such other duties as may be prescribed by the Board of Directors or President, under whose supervision shall be. He shall keep in safe custody the corporate seal of the corporation, and when authorized by the Board, affix the same to any instrument requiring it.

         Section 6. Treasurer: The treasurer shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall keep the moneys of the corporation in a separate account to the credit of the corporations. He shall disburse the funds of the corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and directors, at the regular meetings of the Board, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the corporation.

                             ARTICLE VI - VACANCIES

         Section 1. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise, shall be filed by the Board of Directors. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or cause, the corporation should have no directors in office, then any officer or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of these by-laws.

         Section 2. Resignations Effected at Future Date: When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                         ARTICLE VII - CORPORATE RECORDS

         Section 1. Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours of business to inspect for nay proper purpose the corporation's stock ledger, a list of its stockholders, and its minute of Stockholder meetings for the past two years. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office or at its principal place of business.

               ARTICLE VIII - STOCK CERTIFICATES, DIVIDENDS, ETC.

         Section 1. The stock certificates of the corporation shall be numbered and registered in the Stock Transfer Ledger and transfer books of the corporation as they are issued. They shall bear the corporate seal and shall be signed by the President and the Secretary.

         Section 2. Transfers: Transfers of the shares shall be made on the books of the corporation upon surrender of the certificates therefore, endorsed by the person named in the certificate or by attorney, lawfully constituted in writing. No transfer shall be made which is inconsistent with applicable law.

         Section 3. Lost Certificate: The corporation may issue a new stock certificate in place of any certificate theretofore signed by it, alleged to have been lost, stolen, or destroyed.

         Section 4. Record Date: In order that the corporation may determine stockholders entitled to notice of or to vote at any meeting of stockholders on any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action.

If no record date is fixed:

         The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if the notice is waived, at the close of the business on the day next preceding the day on which the meeting is held.


         The record date for which determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed.

         The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

         A determination of stockholders of record entitled to notice of or vote a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

         Section 5. Dividends: The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation.

         Section 6. Reserves: Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining the property of the corporation, or for such other purpose as the directors shall thing conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

                       ARTICLE - MISCELLANEOUS PROVISIONS

         Section 1. Checks: All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

         Section 2. Fiscal Year: The fiscal year shall begin on the first day of January of every year, unless this section is amended according to Delaware Law.

         Section 3. Notice: Whenever written notice is required to be given to any person, it may be given to such a person, either personally or by sending a copy thereof through the mail, or by telecopy (FAX) or by telegram, charges prepaid, to his address appearing on the books of the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of meeting and, in the case of a special meeting of stockholders, the general nature of business to be transacted.

         Section 4. Waiver of Notice: Whenever any written notice is required by statue, or by Certificate or the by-laws of this corporation a waiver thereof in writing, signed by he person or persons entitled to such a notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of stockholders, neither the business to be transacted nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person either in person or by proxy at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was lawfully convened.

         Section 5. Disallowed Compensation: Any payments made to an officer or employee of the corporation such as a salary, commission, bonus, interest, rent, travel or entertainment expense incurred by him, which shall be disallowed in whole or in part as a deductible expense by the Internal Revenue Service, shall be reimbursed by such officer or employee to the corporation to the full extent of such disallowance. It shall be the duty of the directors, as a Board, to enforce payment of each amount disallowed. In lieu of payment by the officer or employee, subject to the determination of the directors, proportionate amounts may be withheld from his future compensation payments until the amount owned to the corporation has been recovered.

         Section 6. Resignations: Any director or other officer may resign at any time, such resignation to be in writing, and to take effect from the time of its receipt by the corporation, unless some time to be fixed in the resignation and then from that date. The acceptance of a resignation shall not be required to make it effective.

                              ARTICLE X - LIABILITY

         Section 1. The personal liability of the founders is limited to the amount of money put into the corporation. Stockholder liability is limited to the stock held in the corporation.

         Section 2. The directors' liability is limited according to Article X of the certificate of incorporation, which state that it shall be limited to the fullest extent of current Delaware Law.

                             ARTICLE XI - AMENDMENTS

         Section 1. these bylaws may be amended or repealed by the vote of stockholders entitled to cast at least a majority of the votes which all stockholders are entitled to cast thereon, at any regular or special meeting of the stockholders, duly convened after notice to the stockholders of that purpose.

                                  *************

         A signed copy of these by-laws shall be placed on file in the corporation's main office as proof of the date of commencement of commercial activity of the corporation.

                                  *************

         This is the initial form of the company by-laws as of the incorporation formation date as listed in the company's Certificate of Incorporation.